Exhibit 12.1

EPICOR SOFTWARE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	2009		2008		2007	2006	2005
			As Adjusted		As Adjusted
Income (loss) before income taxes	$(4,581)		$(4,046)		$38,539	$38,607	$33,934
Fixed charges:
Interest expense	22,363		22,522		12,464	9,274	1,471
Amortized capitalized expenses	—		—		—	—	210

Total earnings	$17,782		$18,476		$51,003	$47,881	$35,615

Ratio of earnings to fixed charges	0.80	(1)	0.82	(2)	4.09	5.16	21.19

(1) Deficiency in earnings totaled $4,581 in 2009.

(2) Deficiency in earnings totaled $4,046 in 2008.